Exhibit 99.13

Adevinta ASA (ADA) – Subscription by primary insider in the Rights Issue

Oslo, 11 November 2019

Reference is made to the previous stock exchange announcement on 29 October 2019 and the ongoing rights issue in Adevinta ASA (the “Company”).

Primary Insider Renaud Brueyeron subscribed for 23 new shares based on subscription rights granted to him in the rights issue. The shares were subscribed at a subscription price of NOK 0.20, following which, Brueyeron 56 subscription rights. Upon issuance of the new shares, he will own a total number of 1,942 ordinary shares in the Company.

This information is subject to disclosure requirements pursuant to section 4-2 of the Norwegian Securities Trading Act.

IMPORTANT NOTICE TO U.S. SHAREHOLDERS

The share collapse and rights issue described in this document involve securities of a foreign company. The share collapse and rights issue are subject to disclosure requirements of a foreign country that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the Company is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.